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                              May 6, 2024

       Ophir Sternberg
       Chief Executive Officer
       Lionheart Holdings
       4218 NE 2nd Avenue
       Miami, FL 33137

                                                        Re: Lionheart Holdings
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted April 8,
2024
                                                            CIK No. 0002015955

       Dear Ophir Sternberg:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted April 8, 2024

       Summary
       Our Company
       Management Team, page 3

   1. Please revise to disclose the current trading prices of BurgerFi International Inc., MSP
                                                        Recovery Inc, and
Security Matters Limited.
       Risk Factors
       If we are deemed to be an investment company under the Investment Company Act . . . , page 48

   2. Where you disclose the risk that you may be considered to be operating as an unregistered investment company,
please confirm that if your facts and circumstances change over time, you will update
your disclosure to reflect how those changes impact the risk that you may be considered to be
operating as an unregistered investment company.
 Ophir Sternberg
Lionheart Holdings
May 6, 2024
Page 2
We may not be able to complete an initial business combination because such initial business combination may be subject to regulatory . . . , page 61

3. Please revise this risk factor to indicate whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please address how this fact could impact your ability to complete your initial business combination.
Proposed Business
Permitted Purchases of our Securities, page 108

4. We note your statement on page 110 that any registration statement/proxy statement filed for the business combination transaction would contain a representation that any securities purchased by your sponsor, initial shareholders, directors, officers and their affiliates would not be voted in favor of approving the business combination transaction. Please reconcile this disclosure with that on page 135 that if you submit your initial business combination to your public shareholders for a vote, your sponsor, officers, and directors have agreed to vote their founder shares "and any shares purchased during or after the
      offering in favor of [y]our initial business combination.    Refer to
Tender Offer Rules and
      Schedules Compliance and Disclosure Interpretation 166.01 for guidance. Certain Relationships and Related Party Transactions, page 140

5.    We note a reference to an agreement with Jessica L. Wasserstrom, LLC in
Note 5 to the
      financial statements. Please disclose this related party transaction in your registration statement and file the engagement agreement, if material, or advise. Refer to Item 404(a)
      of Regulation S-K.
       Please contact Kellie Kim at 202-551-3129 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Isabel Rivera at 202-551-3518 with any other questions.



                                                             Sincerely,
FirstName LastNameOphir Sternberg
                                                             Division of
Corporation Finance
Comapany NameLionheart Holdings
                                                             Office of Real
Estate & Construction
May 6, 2024 Page 2
cc:       Stuart Neuhauser
FirstName LastName